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WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

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File No. 82-4939

November 16, 2005

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- English translation of a significant disclosure regarding distribution of interim dividends of Grupo Ferrovial as filed with the Spanish CNMV on October, 28, 2005;
- English translation of a significant disclosure regarding the sale of the total participation in Grupo Corporativo ONO as filed with the Spanish CNMV on November 7, 2005.

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

File No. 82-4939

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT DISCLOSURE

On 28 October 2005, in accordance with article 216 of the Consolidated Spanish Corporations Law, the Board of Directors resolved to distribute 0.29 euros gross per share as the 2005 interim dividend.

That dividend will be paid on 15 November 2005.

Madrid, 28 October 2005

José María Pérez Tremps
Director and Secretary of Grupo Ferrovial, S.A.

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT DISCLOSURE

On 7 November 2005, Grupo Ferrovial S.A., through its subsidiary Ferrovial Telecomunicaciones, S.A., has sold its entire 9.59% stake in Grupo Corporativo ONO to Multitel and a group of new shareholders of Grupo Corporativo ONO.

The total price amounts to 145 million euro. The transaction is subject to the condition subsequent that the capital increase at Grupo Corporativo ONO, linked to the acquisition of AUNA Telecomunicaciones S.A., by virtue of which a new group of shareholders enters into the company, takes effect.

Madrid, 7 November 2005

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.